

Mail Stop 4561

March 30, 2017

Daniel D. Tempesta
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, Massachusetts 01803

      Re: **Nuance Communications, Inc.**
              Form 10-K for the fiscal year ended September 30, 2016
              Filed November 22, 2016
              Form 8-K furnished on November 17, 2016
              File No. 001-36056

Dear Mr. Tempesta:

We have reviewed your March 10, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2017 letter.

Form 8-K Furnished on November 17, 2016

1.   We note your response to prior comment 6 regarding the non-cash tax adjustment. In future filings, please revise to reflect the current and deferred tax expense commensurate with the non-GAAP measure of profitability in accordance with Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services